Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 9, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that certain batches of semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. We are investigating the root cause and taking appropriate measures to ensure product quality. Until the issue is resolved, commercial supplies of the product will be delayed for a certain period of time. There is no impact on patient safety or on the product's existing global regulatory filings. We remain committed to ensuring reliable global supplies of this important metabolic therapy.

The management of the Company will host a conference call to discuss the topic and answer any questions from the participants. Details are as follows:

Date: Thursday, July 9, 2026

Time: 16:30 – 17:00 IST | 07:00 – 07:30 ET

Pre-register with the below link to join:

https://drreddys.zoom.us/webinar/register/WN_48dgDpglTjy7yDxzjxO_yQ

Audio link and Transcript of the conference call will be available on the Company’s website: www.drreddys.com

This is for your information and records.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR